Exhibit 99.2

MER TELEMANAGEMENT SOLUTIONS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Alon Mualem and Adv. Odeya Brick-Zarsky, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with full power of substitution and revocation to vote any and all ordinary shares, par value NIS 0.01 per share, of MER Telemanagement Solutions Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Extraordinary General Meeting of Shareholders of the Company to be held on May 16, 2016 at 11:00 a.m. (Israel time) at the principal offices of the Company, 14 Hatidhar Street, Ra’anana 4366516, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business and related resolutions as more fully described in the notice of and proxy statement for such Extraordinary General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED ON THE REVERSE.  IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR ALL OF THE PROPOSALS SET FORTH ON THE REVERSE.

VOTES CAST FOR PROPOSALS 1 AND 3 WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER IS A CONTROLLING SHAREHOLDER OR HAS A PERSONAL INTEREST WITH RESPECT TO THE PROPOSAL, AS APPLICABLE.

FOR INFORMATION REGARDING THE DEFINITION OF “CONTROLLING SHAREHOLDER” OR “PERSONAL INTEREST,” SEE THE DISCUSSION IN THE REQUIRED VOTE SECTION OF EACH RESPECTIVE ITEM OF THE PROXY STATEMENT.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

MER TELEMANAGEMENT SOLUTIONS LTD.

May 16, 2016

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL OF THE PROPOSALS BELOW. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask you if you have a personal interest or are a controlling shareholder with respect to Proposals 1 and 3, as applicable. For information regarding the definitions see the discussion in the Required Vote section of each respective item in the proxy statement.

1.
To approve a private placement by the Company of newly issued ordinary shares to: (1) the former shareholders of Vexigo Ltd. and FPSV Holdings Ltd., (2) Mr. Haim Mer, the Company’s Chairman of the Board, (3) Mr. Roger Challen, a member of the Company’s Board of Directors, and (4) Lior Salansky, the Company’s CEO.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Do you have a personal interest in the approval of the proposed resolution?

☐ YES	☐ NO

2.
To authorize the Company’s Board of Directors to effect a reverse share split of the Company’s ordinary shares at a ratio not to exceed one-for-four and to approve related amendments to the Company’s Memorandum and Articles of Association.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	To approve the bonus plan and an option grant for Mr. Salansky.

☐ FOR	☐ AGAINST	☐ ABSTAIN

(a) Are you a controlling shareholder of the Company; or (b) do you have a personal interest in the approval of the proposed resolution?

☐ YES	☐ NO

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder	Date	Signature of Shareholder	Date

Note:  Please sign exactly as your name or names appear on this Proxy. If two or more persons are joint owners of a share, this instrument must be executed by the person who is registered first in the Company’s Register of Members. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.